Suite 1440 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Announces Operations Suspended at Huaron Mine

Vancouver, B.C. - April 27, 2018 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American Silver”, or the “Company”) today reports operations at its Huaron mine have been suspended since April 24, 2018 as a result of road blockades instituted by members of the nearby Huayllay community. The community members have demanded compensation from the Company for alleged impacts to community land, as well as additional service contracts for construction work, haulage and material supply to the mine. Pan American Silver is actively involved in discussions with the community members and is engaged in a mediation process being led by the Social Affairs General Office of the Peruvian Ministry of Energy and Mines. The Company will provide notice once operations at the Huaron mine have resumed.

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large silver reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1